Exhibit 99.1

Zeekr Group Reports Third Quarter 2025 Unaudited Financial Results

HANGZHOU, China, November 17, 2025 -- ZEEKR Intelligent Technology Holding Limited (“Zeekr Group” or the “Company”) (NYSE: ZK), the world's leading premium new energy vehicle group, today announced its unaudited financial results for the third quarter ended September 30, 2025.1

Operating Highlights for the Third Quarter of 2025

•	Total vehicle deliveries were 140,195 units for the third quarter of 2025, representing a 12.5% year-over-year increase and a 7.1% quarter-over-quarter increase. The Zeekr brand delivered 52,860 vehicles. Meanwhile, the Lynk & Co brand delivered 87,335 vehicles, with 72.4% of deliveries coming from NEV models.

Deliveries	2025 Q3	2025 Q2	2025 Q1	2024 Q4
	140,195	130,866	114,011	169,088

Deliveries	2024 Q3	2024 Q2	2024 Q1	2023 Q4
	124,606	119,755	94,115	120,114

Financial Highlights for the Third Quarter of 2025

•	Vehicle sales were RMB26,527 million (US$3,726 million)[2] for the third quarter of 2025, representing an increase of 7.3% from the third quarter of 2024 and an increase of 15.8% from the second quarter of 2025.

•	Vehicle margin[3] was 15.6% for the third quarter of 2025, compared with 12.6% for the third quarter of 2024 and 17.3% for the second quarter of 2025.

•	Total revenues were RMB31,562 million (US$4,434 million) for the third quarter of 2025, representing an increase of 9.1% from the third quarter of 2024 and an increase of 15.1% from the second quarter of 2025.

•	Gross profit was RMB6,046 million (US$850 million) for the third quarter of 2025, representing an increase of 37.1% from the third quarter of 2024 and an increase of 6.9% from the second quarter of 2025.

•	Gross margin was 19.2% for the third quarter of 2025, compared with 15.2% for the third quarter of 2024 and 20.6% for the second quarter of 2025.

•	Loss from operations was RMB56 million (US$8 million) for the third quarter of 2025, compared with RMB2,076 million loss from operations in the third quarter of 2024 and RMB285 million income from operations in the second quarter of 2025. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP)[4] was RMB14 million (US$2 million) for the third quarter of 2025, compared with RMB2,029 million non-GAAP loss from operations in the third quarter of 2024 and RMB315 million non-GAAP income from operations in the second quarter of 2025.

[1]	All disclosed data (including historical periods) were recast to reflect common-control accounting treatment related to Lynk & Co's acquisition.

[2]	All conversions from Renminbi(“RMB”) to U.S. dollars (“US$”) were made at an exchange rate of RMB7.1190 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2025.

[3]	Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of revenues derived from vehicle sales only.

•	Net loss was RMB307 million (US$43 million) for the third quarter of 2025, representing a decrease of 84.9% from the third quarter of 2024 and an increase of 7.0% from the second quarter of 2025. Excluding share-based compensation expenses, adjusted net loss (non-GAAP)[4] was RMB265 million (US$37 million) for the third quarter of 2025, representing a decrease of 86.6% from the third quarter of 2024 and an increase of 3.1% from the second quarter of 2025.

Key Financial Results for the Third Quarter of 2025

(in RMB millions, except for percentages)

	2025 Q3	2025 Q2	2024 Q3	% Change[i]
				YoY		QoQ
Vehicle sales	26,527	22,916	24,724	7.3%		15.8%
-Zeekr	11,993	10,925	14,401	(16.7)%		9.8%
- Lynk & Co	14,534	11,991	10,323	40.8%		21.2%
Vehicle margin	15.6%	17.3%	12.6%	3.0	pts	(1.7	)pts
-Zeekr	20.3%	21.1%	15.7%	4.6	pts	(0.8	)pts
- Lynk & Co	11.7%	13.8%	8.2%	3.5	pts	(2.1	)pts

Total revenues	31,562	27,431	28,924	9.1%		15.1%
Gross profit	6,046	5,656	4,409	37.1%		6.9%
Gross margin	19.2%	20.6%	15.2%	4.0	pts	(1.4	)pts

(Loss)/income from operations	(56)	285	(2,076)	(97.3)%		N/A
Non-GAAP (loss)/income from operations	(14)	315	(2,029)	(99.3)%		N/A

Net loss	(307)	(287)	(2,028)	(84.9)%		7.0%
Non-GAAP net loss	(265)	(257)	(1,981)	(86.6)%		3.1%

i	Except for vehicle margin and gross margin, absolute changes instead of percentage changes are presented.

[4]	The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Recent Developments

Delivery Update

In October, Zeekr Group delivered a total of 61,636 vehicles across its Zeekr and Lynk & Co brands, marking a 20.5% increase compared to the previous month. This achievement was made possible by the trust and support of over 2.15 million users. Specifically, the Zeekr brand delivered 21,423 vehicles, while the Lynk & Co brand delivered 40,213 vehicles.

Financial Results for the Third Quarter of 2025

Revenues

•	Total revenues were RMB31,562 million (US$4,434 million) for the third quarter of 2025, representing an increase of 9.1% from RMB28,924 million for the third quarter of 2024 and an increase of 15.1% from RMB27,431 million for the second quarter of 2025.

•	Revenues from vehicle sales were RMB26,527 million (US$3,726 million) for the third quarter of 2025, representing an increase of 7.3% from RMB24,724 million for the third quarter of 2024, and an increase of 15.8% from RMB22,916 million for the second quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly driven by higher vehicle sales volume due to the launch of new and facelifted models in the third quarter of 2025.

•	Revenues from other sales and services were RMB5,035 million (US$708 million) for the third quarter of 2025, representing an increase of 19.9% from RMB4,200 million for the third quarter of 2024 and an increase of 11.5% from RMB4,515 million for the second quarter of 2025. The year-over-year increase was primarily due to an increase in after-sales spare parts revenue, which is in line with higher accumulated vehicle sales. The quarter-over-quarter increase was primarily due to an increase in R&D revenue from related parties in the third quarter of 2025.

Cost of Revenues and Gross Margin

•	Cost of revenues was RMB25,516 million (US$3,584 million) for the third quarter of 2025, representing an increase of 4.1% from RMB24,515 million for the third quarter of 2024 and an increase of 17.2% from RMB21,775 million for the second quarter of 2025. The year-over-year increase was primarily attributable to the increase in vehicle deliveries, partially offset by the lower average cost of sales due to cost reductions and the change in product mix. The quarter-over-quarter increase was primarily attributable to the increase in vehicle deliveries and the high average cost of sales due to the change in product mix.

•	Gross profit was RMB6,046 million (US$850 million) for the third quarter of 2025, representing an increase of 37.1% from RMB4,409 million for the third quarter of 2024 and an increase of 6.9% from RMB5,656 million for the second quarter of 2025.

•	Gross margin was 19.2% for the third quarter of 2025, compared with 15.2% for the third quarter of 2024 and 20.6% for the second quarter of 2025.

•	Vehicle margin was 15.6% for the third quarter of 2025, compared with 12.6% for the third quarter of 2024 and 17.3% for the second quarter of 2025. The year-over-year increase was primarily attributed to sustained cost-saving initiatives. The quarter-over-quarter decrease was primarily due to the pace of cost reduction for newly launched models and the product mix.

Operating Expenses

•	Research and development expenses were RMB2,743 million (US$385 million) for the third quarter of 2025, representing a decrease of 8.6% from RMB3,000 million for the third quarter of 2024 and an increase of 27.8% from RMB2,146 million for the second quarter of 2025. The year-over-year decrease and quarter-over-quarter increase were mainly in line with timing and progress of new vehicle programs.

•	Selling, general and administrative expenses were RMB3,783 million (US$532 million) for the third quarter of 2025, representing an increase of 11.3% from RMB3,398 million for the third quarter of 2024 and an increase of 12.5% from RMB3,364 million for the second quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily attributable to higher marketing and advertising expenses to support new vehicle model launches and sales growth.

(Loss)/income from Operations

•	Loss from operations was RMB56 million (US$8 million) for the third quarter of 2025, compared with RMB2,076 million loss from operations in the third quarter of 2024 and RMB285 million income from operations in the second quarter of 2025.

•	Non-GAAP loss from operations, which excludes share-based compensation expenses from loss from operations, was RMB14 million (US$2 million) for the third quarter of 2025, compared with RMB2,029 million non-GAAP loss from operations in the third quarter of 2024 and RM315 million non-GAAP income from operations in the second quarter of 2025.

Net Loss and Net Loss Per Share

•	Net loss was RMB307 million (US$43 million) for the third quarter of 2025, representing a decrease of 84.9% from RMB2,028 million for the third quarter of 2024 and an increase of 7.0% from RMB287 million for the second quarter of 2025.

•	Non-GAAP net loss, which excludes share-based compensation expenses from net loss, was RMB265 million (US$37 million) for the third quarter of 2025, representing a decrease of 86.6% from RMB1,981 million for the third quarter of 2024 and an increase of 3.1% from RMB257 million for the second quarter of 2025.

•	Net loss attributable to ordinary shareholders of Zeekr Group was RMB803 million (US$113 million) for the third quarter of 2025, representing a decrease of 62.0% from RMB2,115 million for the third quarter of 2024 and an increase of 103.8% from RMB394 million for the second quarter of 2025.

•	Non-GAAP net loss attributable to ordinary shareholders of Zeekr Group, which excludes share-based compensation expenses from net loss attributable to ordinary shareholders, was RMB761 million (US$107 million) for the third quarter of 2025, representing a decrease of 63.2% from RMB2,068 million for the third quarter of 2024 and an increase of 109.1% from RMB364 million for the second quarter of 2025.

•	Basic and diluted net loss per share attributed to ordinary shareholders were both RMB0.31 (US$0.04) for the third quarter of 2025, compared with RMB0.83 each for the third quarter of 2024 and RMB0.15 each for the second quarter of 2025.

•	Non-GAAP basic and diluted net loss per share attributed to ordinary shareholders were both RMB0.30 (US$0.04) for the third quarter of 2025, compared with RMB0.81 each for the third quarter of 2024 and RMB0.14 each for the second quarter of 2025.

•	Basic and diluted net loss per American Depositary Share[5] (“ADS”) attributed to ordinary shareholders were both RMB3.12 (US$0.44) for the third quarter of 2025, compared with RMB8.28 each for the third quarter of 2024 and RMB1.54 each for the second quarter of 2025.

•	Non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders were both RMB2.96 (US$0.42) for the third quarter of 2025, compared with RMB8.10 each for the third quarter of 2024 and RMB1.42 each for the second quarter of 2025.

Balance Sheets

Cash and cash equivalents and restricted cash was RMB8,763 million (US$1,231 million) as of September 30, 2025.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world's leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain, and electric vehicle supply chain. Zeekr Group's values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP income/(loss) from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic and diluted net loss per ordinary share attributed to ordinary shareholders, non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

[5]	Each ADS represents ten ordinary shares.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

Email: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in millions)

	As of
	December 31	September 30	September 30
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	9,897	7,021	986
Restricted cash	1,491	1,742	245
Notes receivable	12,268	3,590	504
Accounts receivable	2,344	2,759	388
Inventories	10,388	8,572	1,204
Amounts due from related parties	9,821	10,655	1,497
Prepayments and other current assets	4,654	6,253	878
Total current assets	50,863	40,592	5,702
Property, plant and equipment, net	10,984	10,044	1,411
Intangible assets, net	1,346	1,468	206
Land use rights, net	506	497	70
Operating lease right-of-use assets	3,008	2,718	382
Deferred tax assets	340	339	48
Long-term investments	688	946	133
Other non-current assets	477	516	73
Total non-current assets	17,349	16,528	2,323
TOTAL ASSETS	68,212	57,120	8,025

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in millions)

	As of
	December 31	September 30	September 30
	2024	2025	2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,353	4,505	633
Accounts payable	15,899	12,203	1,714
Notes payable and others	23,391	18,402	2,585
Amounts due to related parties	19,099	20,170	2,833
Income tax payable	98	152	21
Accruals and other current liabilities	15,455	16,030	2,253
Total current liabilities	75,295	71,462	10,039
Long-term borrowings	2,727	6,866	964
Operating lease liabilities, non-current	2,137	1,851	260
Other non-current liabilities	2,191	2,405	339
Deferred tax liability	57	67	9
Total non-current liabilities	7,112	11,189	1,572
TOTAL LIABILITIES	82,407	82,651	11,611

SHAREHOLDERS' EQUITY
Ordinary shares	3	3	0
Paid-in capital in combined companies	7,669	0	0
Additional paid-in capital	15,763	10,584	1,487
Treasury stock	(187)	(193)	(27)
Accumulated deficits	(38,894)	(35,149)	(4,937)
Accumulated other comprehensive income	(142)	(72)	(10)
Total Zeekr Group shareholders’ deficit	(15,788)	(24,827)	(3,487)
Non-controlling interest	1,593	(704)	(99)
TOTAL SHAREHOLDERS’ DEFICIT	(14,195)	(25,531)	(3,586)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,212	57,120	8,025

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in millions, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	September 30	June 30	September 30	September 30
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	24,724	22,916	26,527	3,726
Other sales and services	4,200	4,515	5,035	708
Total revenues	28,924	27,431	31,562	4,434
Cost of revenues:
Vehicle sales	(21,619)	(18,953)	(22,392)	(3,145)
Other sales and services	(2,896)	(2,822)	(3,124)	(439)
Total cost of revenues	(24,515)	(21,775)	(25,516)	(3,584)
Gross profit	4,409	5,656	6,046	850
Operating expenses:
Research and development expenses	(3,000)	(2,146)	(2,743)	(385)
Selling, general and administrative expenses	(3,398)	(3,364)	(3,783)	(532)
Other operating (expense)/income, net	(87)	139	424	59
Total operating expenses	(6,485)	(5,371)	(6,102)	(858)
(Loss)/income from operations	(2,076)	285	(56)	(8)
Interest expense	(44)	(108)	(135)	(19)
Interest income	4	37	47	7
Other income/(expense), net	137	(292)	107	15
Loss before income tax expense and share of losses in equity method investments	(1,979)	(78)	(37)	(5)
Share of income/(loss) in equity method investments	82	151	(20)	(3)
Income tax expense	(131)	(360)	(250)	(35)
Net loss	(2,028)	(287)	(307)	(43)
Less: income/(loss) attributable to non-controlling interest	87	107	496	70
Net loss attributable to shareholders of Zeekr Group	(2,115)	(394)	(803)	(113)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in millions, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	September 30	June 30	September 30	September 30
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Net loss per share attributed to ordinary shareholders:
Basic and diluted	(0.83)	(0.15)	(0.31)	(0.04)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,552,901,668	2,561,060,669	2,572,968,401	2,572,968,401
Net loss per ADS attributed to ordinary shareholders:
Basic and diluted	(8.28)	(1.54)	(3.12)	(0.44)
Weighted average ADS used in calculating net loss per ADS:
Basic and diluted	255,290,167	256,106,067	257,296,840	257,296,840
Net loss	(2,028)	(287)	(307)	(43)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	(179)	(22)	(10)	(1)
Comprehensive loss	(2,207)	(309)	(317)	(44)
Less: comprehensive income/(loss) attributable to non-controlling interest	87	107	495	70
Comprehensive loss attributable to shareholders of Zeekr Group	(2,294)	(416)	(812)	(114)

ZEEKR INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in millions, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	September 30	June 30	September 30	September 30
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
(Loss)/income from operations	(2,076)	285	(56)	(8)
Share-based compensation expenses	47	30	42	6
Non-GAAP (loss)/income from operations	(2,029)	315	(14)	(2)

Net loss	(2,028)	(287)	(307)	(43)
Share-based compensation expenses	47	30	42	6
Non-GAAP net loss	(1,981)	(257)	(265)	(37)

Net loss attributable to ordinary shareholders	(2,115)	(394)	(803)	(113)
Share-based compensation expenses	47	30	42	6
Non-GAAP net loss attributable to ordinary shareholders of Zeekr Group	(2,068)	(364)	(761)	(107)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	2,552,901,668	2,561,060,669	2,572,968,401	2,572,968,401
Non-GAAP net loss per ordinary share attributed to ordinary shareholders
Basic and diluted	(0.81)	(0.14)	(0.30)	(0.04)
Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
Basic and diluted	255,290,167	256,106,067	257,296,840	257,296,840
Non-GAAP net loss per ADS attributed to ordinary shareholders
Basic and diluted	(8.10)	(1.42)	(2.96)	(0.42)